Exhibit (a)(5)(H)

News Release

Astex Pharmaceuticals Responds to Further Misleading Claims
 Made by Sarissa Capital

DUBLIN, California, October 9, 2013 — Astex Pharmaceuticals, Inc. (NASDAQ: ASTX; “Astex”), a pharmaceutical company dedicated to the discovery and development of novel small molecule therapeutics, issued the following statement in response to further misleading claims made by Sarissa Capital in a press release issued earlier today:

We are disappointed that Sarissa Capital continues to mislead Astex stockholders with information that is incomplete, taken out of context and does not provide full and accurate information to Astex stockholders.

In a last-ditch attempt to unnecessarily delay and possibly derail the premium, all-cash transaction with Otsuka, earlier today Sarissa Capital issued a press release about a collaborators’ compound, LEE011, a clinical-stage, potential cancer treatment that is being developed by Novartis.  Consider these facts:

•                  The Astex Board of Directors Considered LEE011 in its Deliberations.  The Astex Board carefully considered the potential benefit and risks of LEE011 as it made its determination that the premium, $8.50 per share all-cash transaction with Otsuka was in the best interests of all Astex stockholders.

•                  Astex has Repeatedly Discussed the Progress of LEE011.  Astex publicly discussed LEE011 as recently as August 1, 2013 on the Company’s second quarter earnings conference call, and provided an update on LEE011 in its investor corporate presentations.

•                  Interested Parties Had Knowledge of LEE011 During Diligence.  The Otsuka transaction was the culmination of a comprehensive process to maximize value for all Astex stockholders.  As part of that process, 33 pharmaceutical companies worldwide were contacted to gauge their interest in exploring a potential strategic transaction with Astex.  Each of the parties who conducted diligence had access to confidential information related to the Company’s pipeline, including its partnered products such as LEE011.

•                  LEE011 is Many Years from Approval.  Despite Sarissa Capital’s hype, LEE011 is still in Phase I/II clinical trials and Novartis has not informed Astex of any patients treated in Phase II trials, let alone in Phase III trials.  While Novartis has recently made the decision to enter Phase III clinical trials with the experimental drug, LEE011 is still many years away from potential FDA approval and market entry.  Furthermore, while Astex has confidence in LEE011, as we have referenced historically, there is high risk associated with the development of any drug, in particular one that is still only in Phase I clinical trials. Novartis’ estimated completion date of this phase III trial is November of 2016.

•                  Sarissa Overstates the Potential, Long-Range Economic Impact LEE011 Might Have Upon Astex.  The comparison to Pfizer’s CDK4/6 inhibitor that Sarissa makes is expected, but is completely misleading and premature since Pfizer’s program has generated robust Phase II data, unlike the LEE011 program.  The potential economic benefits of LEE011 to Astex are relatively modest. The economic milestones for the first patient treated in Phase II and III clinical trials are minimal, with the potential for very modest royalty rates if the product is ever approved in the future.

•                  LEE011 has Minimal Impact on Astex’ Valuation.  Novartis has the exclusive right to develop and commercialize LEE011 with Astex having no right to co-develop or co-promote.  Therefore, even if the clinical trials are successful, and market approval is eventually granted, the contribution to today’s valuation is minimal.

The Astex Board of Directors unanimously recommends that our fellow stockholders tender into Otsuka’s $8.50 per share cash offer, which is initially scheduled to expire October 10, 2013.  If more than 50% of Astex stockholders do not tender their shares into the tender offer by the scheduled expiration date, this would impose substantial additional risk that Otsuka would walk away from the transaction.  If this happens, Astex shares could trade at pre-tender offer values substantially below $8.50 per share.

As previously stated, since the agreement with Otsuka was announced on September 5, 2013, no third parties have approached Astex with an interest to acquire the Company.

For more information, please see Astex’s SC 14D-9, which was filed with the Securities and Exchange Commission (“SEC”) on September 13, 2013, and subsequent amendments.  Astex urges all stockholders to review the Company’s filings and other materials as they contain important detailed information about the merger agreement and the reasons why Astex’s Board approved the merger agreement.

About Astex Pharmaceuticals

Astex Pharmaceuticals is dedicated to the discovery and development of novel small molecule therapeutics with a focus on oncology. The Company is developing a proprietary pipeline of novel therapies and is creating de-risked products for partnership with leading pharmaceutical companies. Astex Pharmaceuticals developed DACOGEN® (decitabine) for Injection and receives significant royalties on global sales. For more information about Astex Pharmaceuticals, Inc., please visit http://www.astx.com.

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Astex pursuant to the tender offer by Autumn Acquisition Corporation (“Acquisition Sub”), a wholly-owned subsidiary of Otsuka, or otherwise. Any offers to purchase or solicitations of offers to sell will be made only pursuant to the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Otsuka and Acquisition Sub. In addition, Astex has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Astex’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decision with respect to Acquisition Sub’s tender offer because they contain important information, including the terms and conditions of the offer. Astex’s stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov.

Forward Looking Statements

This release contains certain statements which constitute forward-looking statements. These forward-looking statements include statements regarding the Astex Board’s expectations about the market potential and future economic benefits of products in development, the likelihood and expected timing of regulatory approval of products in development, the risks associated with any extension of Otsuka’s tender offer, the effect on Astex if Otsuka fails to consummate the transaction, the effect of the transaction for Astex stockholders and its other stakeholders, including employees and patients involved in clinical trials, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Astex’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all.

CONTACTS:

Timothy L. Enns

Astex Pharmaceuticals, Inc.

Senior Vice President

Corporate Communications & Marketing

Tel: +1 (925) 560-2810

E-mail: tim.enns@astx.com

Susanna Chau

Astex Pharmaceuticals, Inc.

Manager

Investor Relations

Tel: +1 (925) 560-2845

E-mail: susanna.chau@astx.com

Michael Freitag

Joele Frank, Wilkinson Brimmer Katcher

Tel: +1 (212) 355-4449

Investors:

Alan Roemer

The Trout Group

Managing Director

Tel:  +1 (646) 378-2945

E-mail: aroemer@troutgroup.com

Media:

Tony Russo, Ph.D.

Russo Partners, LLC

Chairman and CEO

Tel:  +1 (212) 845 4251

Email: tony.russo@russopartnersllc.com